                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                   FORM 11-K


               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                      For the year ended December 31, 2000


                         Commission file number 1-8022



                    TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
                                CSX CORPORATION
                            AND AFFILIATED COMPANIES



                                CSX CORPORATION
                             A Virginia Corporation
                 IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400
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            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 2000 AND 1999

CONTENTS


Report of Independent Certified Public Accountants              3

Statements of Net Assets Available for Benefits                 4

Statement of Changes in Net Assets Available for Benefits       5

Notes to Financial Statements                                   6-12

Signature                                                       13

Exhibit 23-Consent of Ernst & Young LLP,
     Independent Certified Public Accountants                   I-1
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               Report of Independent Certified Public Accountants

The Pension Committee
Tax Savings Thrift Plan for Employees of
CSX Corporation and Affiliated Companies
CSX Corporation
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                               /s/ ERNST & YOUNG LLP



Jacksonville, Florida
June 22, 2001

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            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Dollars in Thousands)


                                                December  31,
                                           2000             1999
                                      ----------------------------
ASSETS
 Investment in Master Trust, at fair
  value (see Note 3)                      $715,611     $860,499


 Receivables:
   Employer contributions                      610            -
   Participant contributions                 1,778            -
                                      ----------------------------

TOTAL ASSETS                               717,999      860,499

LIABILITY

 Accrued expenses                              305          720
                                      ----------------------------

NET ASSETS AVAILABLE FOR BENEFITS         $717,694     $859,779
                                      ============================

See Notes to Financial Statements.

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            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Dollars in Thousands)


ADDITIONS

 Net loss on investment in Master Trust                             $ (25,136)
 Employer contributions                                                 8,422
 Participant contributions                                             26,152
                                                                -------------
                                                                        9,438

DEDUCTIONS
 Distributions to participants                                        116,584
 Fees and expenses                                                      1,523
 Transfer out to S-L Service, Inc. Plan                                33,416
                                                                -------------
                                                                      151,523
                                                                -------------

NET DECREASE                                                         (142,085)

Net Assets Available for Benefits at Beginning of  Period             859,779
                                                                -------------

Net Assets Available for Benefits at End of Period                  $ 717,694
                                                                =============


See Notes to Financial Statements.

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            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and affiliated companies (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan's provisions.

General: The Plan is a controlled and affiliated services group defined contribution plan covering all full-time salaried employees and certain non-union hourly employees of CSX Corporation (CSX) and adopting affiliated companies (collectively, the Company or Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions: Each year, participants may contribute, in 1% increments, up to 15% of pre-tax or after-tax annual compensation, as defined by the Plan. Participants who are not eligible to participate in the Company's Supplementary Savings and Incentive Award Deferral Plan may also contribute up to 25% of any incentive compensation to the Plan. Subject to certain limitations, participants may reinvest distributions received from another qualified plan. Participants may change investment options daily.

The Company contributes amounts equal to 50% of the first 6% of the participant's pre-tax or after-tax annual contributions, as defined by the Plan. Company contributions are made in the form of cash deposits to the CSX Common Stock Fund. Participant incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company's Board of Directors.

Participants who have attained age 55 may reallocate their interest in the non-participant directed CSX Common Stock Fund, in multiples of 1%, to other investment alternatives offered under the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the account.

Vesting: Participants are immediately vested in participant contributions plus actual earnings thereon.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE PLAN, Continued

Loans: Participants may borrow from their account in amounts equal to no more than the lesser of $50,000 in an aggregate amount of all loans from the Plan or 50% of their vested account balance. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon disability or retirement, elect to receive monthly installments over a 240-month period. Surviving spouses of retired or disabled participants may elect to continue monthly installments or to initiate monthly installments. A participant with an account balance of $5,000 or less shall be paid in lump sum.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will remain 100% vested in their accounts.

Administrative expenses: The administrative expenses of the Plan are paid by the Company or from Plan funds as the Plan Sponsor directs. All of the administrative expenses of the Plan during the year ended December 31, 2000 were paid from Plan funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared with the accrual method of accounting in accordance with generally accepted accounting principles.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investment Valuation and Income Recognition: Investments in CSX Common Stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and are reported at aggregate fair value at year end. Synthetic guaranteed investment contracts are reported at fair value, which in the case of such contracts approximates contract value. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST

At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 73%.

Summarized financial information of the Master Trust is presented below:

                                                  December 31,
                                                     2000
                                                 ------------
Total Master Trust net assets

Assets:
 Accrued income                                      $  1,051
 Receivables:
   Employer contributions                                 610
   Participant contributions                            1,778

 Investments at fair value:
  Cash and cash equivalents                             4,791
  Mutual funds:
   Fidelity Equity Income Fund                        103,197
   Vanguard Institutional Index Fund                  171,041
   Twentieth Century Select Fund                      125,918
   Other                                               59,641
  CSX Corporation common stock                        286,357*
  Synthetic guaranteed investment
   contracts:
   AIG Life Contract                                  101,324
   JP Morgan                                           93,773
  Collective trust fund                                16,476
  Loans to participants                                24,307
                                                 ------------
Total assets                                          990,264

Liabilities:
 Due to brokers for securities purchased                1,090
 Accrued expenses                                         857
                                                 ------------
Total Master Trust net assets                        $988,317
                                                 ============


*Includes nonparticipant-directed (see Note 4)

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)

NOTE 3 - INVESTMENT IN MASTER TRUST, Continued

Investment income and expenses are allocated to each plan based upon its pro-rata share in the net assets of the Master Trust. Investment income (loss) for the Master Trust is as follows:

                                                    Year Ended
                                                   December 31,
                                                       2000
                                                   -------------
Net appreciation (depreciation) in fair
 value of investments determined by quoted
 market prices:
   Mutual funds                                         $(43,567)
   CSX Corporation common stock                          (50,373)
   Collective trust fund                                     937
                                                   -------------
                                                         (93,003)

Interest and dividend income                              41,425
                                                   -------------
                                                        $(51,578)
                                                   =============

Synthetic guaranteed investment contracts (SICs) represent a diversified portfolio of high quality bonds held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. The crediting rate for the AIG Life Contract and the JP Morgan Contract at December 31, 2000 was 6.76% and 6.89%, respectively (6.06% and 6.70%, respectively, at December 31, 1999). The average crediting rate during 2000 was 6.41% for the AIG Life Contract and 6.80% for the J.P. Morgan Contract.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)


NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                   December 31,
                                                2000           1999
                                            ---------------------------
Net Assets:
  CSX Corporation common stock                $106,424       $131,054


                                                     Year Ended
                                                  December 31, 2000
                                                  -----------------
Changes in Net Assets:

   Contributions                                        $  8,422
   Dividends and Interest                                  4,115
   Transfers to Other Funds                               (2,729)
   Net depreciation in fair value of CSX                 (19,205)
     Corporation common stock
   Distributions to participants                         (10,394)
   Transfer out to S-L Service, Inc. Plan                 (4,839)
                                                    ------------
                                                        $(24,630)
                                                    ============

NOTE 5 - RELATED PARTY TRANSACTIONS

CSX and its subsidiaries provide the Plan with certain management and accounting services. During the year ended December 31, 2000, the Master Trust reimbursed CSX and its subsidiaries approximately $700 for these services.

During the year ended December 31, 2000, the Master Trust received cash dividends from investments in CSX common stock of $6,340, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net loss in investment in Master Trust in the statement of changes in net assets available for benefits.

            TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
                            AND AFFILIATED COMPANIES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000
                             (Dollars in Thousands)


NOTE 5 - RELATED PARTY TRANSACTIONS, Continued

The Trustee, Northern Trust Company, routinely invests assets in its Collective Short-Term Investment Fund. During the year ended December 31, 2000, the Master Trust earned interest of $364 for transactions with this fund, a portion of which was allocated to the Plan based upon the Plan's pro-rata share in the net assets of the Master Trust and included in net loss in investment in Master Trust in the statement of changes in net assets available for benefits.

NOTE 6 - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 5, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE 7 - CHANGE IN PARTICIPATION OF S-L SERVICE, INC.

On December 10, 1999, the Company completed the sale of some of the foreign and domestic assets of its wholly-owned container-shipping subsidiary, S-L Service, Inc. (S-L), to A. P. Moller-Maersk Line (Maersk). Terminated S-L employees participating in the Plan were permitted to make an elective rollover from the Plan. During 2000, certain participants elected to rollover their accounts totaling $33,416 to a plan sponsored by Maersk.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX
                              CORPORATION AND AFFILIATED COMPANIES

                              By: /s/ JAMES L. ROSS

                              James L. Ross
                                    Vice President and Controller
                              CSX Corporation
                              (Plan Sponsor)

Date:  June 25, 2001



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